UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

This report on Form 6-K is hereby incorporated by reference into (i) the Registration Statement on Form F-3 (File No. 333-252895) of China Natural Resources, Inc. (the “Company”), (ii) the Registration Statement on Form S-8 (File No. 333-266219) of the Company, and (iii) the Registration Statement on Form F-3 (File No. 333-268454), in each instance, filed with the U.S. Securities and Exchange Commission (the “SEC”), and in each instance the related prospectus, as such registration statements and prospectuses may be amended or supplemented from time to time, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Issuance of Letter of Affirmation and Payment of Deposit Pursuant to the Sale and Purchase Agreement

As previously disclosed in the Company’s Form 6-K filed with the SEC on February 28, 2023, on February 27, 2023, the Company entered into an agreement (the “Sale and Purchase Agreement”) for the sale and purchase of the entire issued share capital of Williams Minerals (Pvt) Ltd (“Williams Minerals”) with Feishang Group Limited, the Company’s controlling shareholder, and Top Pacific (China) Limited (the “Sellers”). Williams Minerals owns the mining permit for a Zimbabwean lithium mine.

Under the Sale and Purchase Agreement, it is expected that the Company will indirectly acquire all interests in Williams Minerals and that the Company’s “ownership” (as defined in the Sale and Purchase Agreement) of various regions of the Zimbabwean lithium mine will vest cumulatively, region by region and over time, contingent upon the issuance of independent technical reports, the actual quantity of qualified lithium oxide metal resources proven or estimated to exist in each discrete region of the mining area, and the Company’s full settlement of the purchase consideration in cash and restricted shares. For each region of the lithium mine, until the Company’s ownership vests, the Sellers will maintain legal possession and control, including the right to exploration, sales of lithium, and the revenue derived therefrom, as well as liability for operational costs and third-party claims.

Upon the satisfactory conclusion of its due diligence investigation, and pursuant to clauses 2.3 and 2.4 of the Sale and Purchase Agreement, on April 14, 2023, the Company issued a written notification (the “Letter of Affirmation”) to the Sellers stating its intent to proceed with the transaction. The Company will pay a deposit of US$35 million by way of promissory notes (the “Deposit”) on or about April 21, 2023.

Completion of the transaction as contemplated by the Sale and Purchase Agreement is contingent upon the satisfaction of a number of conditions, including, among other things, the issuance of independent technical reports, the actual quantity of qualified lithium oxide metal resources proven or estimated to exist in each mining area covered by the relevant report, and the Company’s full settlement of the purchase consideration in cash and restricted shares. There is no guarantee that the transaction will be completed at the anticipated valuation and terms, or at all.

Press Release

To announce the issuance of the Letter of Affirmation and payment of the Deposit, the Company issued a press release titled “China Natural Resources Completes Due Diligence; Moves Forward with Strategic Acquisition of Lithium Mine in Zimbabwe with Maximum Consideration Contemplated to be US$1.75 Billion,” a copy of which is furnished as Exhibit 15.1 with this Form 6-K.

Forward-Looking Statements

This Form 6-K includes forward-looking statements within the meaning of the U.S. federal securities laws. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the intent, belief and current expectations of the Company, its directors or its officers with respect to the potential closing of the acquisition of Williams Minerals, and the timing of such closing; the ability to locate and execute on strategic opportunities; the impact of the rising commodity prices; the potential presence of minerals in the Zimbabwean lithium mine; the potential completion of the acquisition of Williams Minerals; the vesting of ownership of the regions of the Zimbabwean mine and the timing thereof; the level of demand for lithium and other precious minerals; and the availability of internally generated funds and funds for the payment of operating expenses, capital expenditures and the Company’s growth strategy. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Among the risks and uncertainties that could cause the Company’s actual results to differ from its forward-looking statements are: uncertainties regarding the governmental, economic and political circumstances in the PRC; the impact on the Company’s financial position, growth potential and business from an investment in the natural resources sector generally and in the Zimbabwean lithium mine specifically; uncertainties related to the Company’s ability to identify potential partners or acquisition targets as it considers strategic alternatives; uncertainties related to the Company’s ability to settle in cash the consideration due in connection with the acquisition of Williams Minerals; uncertainties associated with metal price volatility; uncertainties concerning the viability of mining and estimates of reserves at the Zimbabwean lithium mine; uncertainties associated with the issuance of and accuracy of the independent technical reports; uncertainties related to geopolitical events and conflicts, such as the conflict between Russia and Ukraine; uncertainties regarding the impact of the COVID-19 pandemic on domestic PRC and global economic conditions, demand for the mineral reserves that we may locate or extract, our workforce, whether due to illness or restrictions on movement, and on the price of our common shares; uncertainties related to possible future increases in operating expenses; the fluctuations of interest rates and foreign exchange rates; uncertainties related to the results of the next assessment by the Staff of the Nasdaq Listing Qualifications department of the Company’s compliance with the Nasdaq Listing Rules; uncertainties related to the political situation between the PRC and the United States; uncertainties regarding the ability of the Public Company Accounting Oversight Board to continue to fully inspect auditors located in the PRC and Hong Kong, the implementation by the SEC of more stringent disclosure and/or other requirements for companies located in the PRC or that have operations in the PRC that are listed on exchanges in the United States, and increasing regulation by PRC government agencies of companies located in the PRC but listed elsewhere; and other risks detailed from time to time in the Company’s filings with the SEC, including, without limitation, the information set forth in the Company’s Annual Reports on Form 20-F under the heading “Risk Factors.” When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished. Except as required by law, the Company undertakes no obligation to update any forward-looking statements.

EXHIBIT INDEX

Exhibit No.	Description
15.1	Press release dated April 14, 2023, titled “China Natural Resources Completes Due Diligence; Moves Forward with Strategic Acquisition of Lithium Mine in Zimbabwe with Maximum Consideration Contemplated to be US$1.75 Billion.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: April 14, 2023	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer